

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 27, 2017

David C. Benoit
Chief Financial Officer
Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413

> **Re:** **Connecticut Water Service, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 8, 2017**
> **File No. 333-220387**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 13, 2017**
> **File No. 000-08084**

Dear Mr. Benoit:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement on Form S-3, we have limited our review of your registration statement to the issue we have addressed in our comment. With respect to your Form 10-K for the fiscal year ended December 31, 2016, please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2016. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

David C. Benoit
Connecticut Water Service, Inc.
September 27, 2017
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements

Note 1.Summary of Significant Accounting Policies

Basis of Presentation, page 51

2. We note from your disclosures that you recorded out-of-period adjustments related to errors in your accounting for stock-based performance awards granted to officers of the Company in the second quarter of Fiscal 2016. We also note your disclosure that these errors and out-of-period adjustments are not material to your financial statements. Please address the following with regard to your Internal Control over Financial Reporting and Disclosure Controls and Procedures for 2016:

    •   Tell us when and how the error was identified. If it was identified through your processes or internal controls, explain why the error was not identified in an earlier period and to which specific prior periods the errors relate. Please include details regarding the amounts of the error attributable to each prior period.

    •   Tell us whether you evaluated if there were any control deficiencies that led to these errors.

    •   To the extent that you determined there were control deficiencies that led to the errors, describe in reasonable detail the deficiencies, how you evaluated the severity of each identified in 2016 and any prior year related deficiencies or errors in your assessment. Please refer to the guidance for evaluating control deficiencies beginning on page 34 of SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934," available on our website at https://www.sec.gov/rules/interp/2007/33-8810.pdf. Include in your analysis a description of the maximum potential amount or total of transactions exposed to the deficiencies and explain how you made that determination.

    •   Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the errors, and if so, how you evaluated the severity of those deficiencies.

    •   Tell us if you made changes or improvements in your internal controls over financial reporting due to the errors disclosed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products